Exhibit 99.2

Engine Gaming’s Stream Hatchet Releases its Third Quarter 2022 Report, Highlighting Video Game Live Streaming Viewership Above Peak Pandemic Levels

Report offers unparalleled insights into audience consumption of gaming and esports content, which continues to attract the most difficult demographic for companies to access

Insights highlight unique, untapped media activation opportunities as engagement continues to increase within the industry

NEW YORK, NY / ACCESSWIRE / November 8, 2022 / Video gaming and esports live streaming analytics company, Stream Hatchet, a wholly-owned subsidiary of Engine Gaming and Media, Inc. (GAME) (“Engine” or the “Company”) (NASDAQ: GAME) (TSXV: GAME), today announced that it has published its Video Game Streaming Trends Third Quarter 2022 Report. This essential read provides an in-depth study on the current state of the live streaming and video games industry, offering unparalleled insights into the performance of the industry, as well as top performing creators, games, releases and more. Importantly, these insights highlight the opportunity to tap into an audience increasingly hard to reach for brands.

The Stream Hatchet team works with a consortium of industry-leading analysts and business leaders to understand and report on key trends related to the impact of live streaming audiences on gaming creators, esports and the broader video games industry.

Key findings include:

●	Viewership is nearly double pre-pandemic levels. Additionally, esports viewership is up 40% year-over-year compared to Q3 2021 last year; the industry has seen consistent growth over the last 4 years.

●	Facebook Gaming lost meaningful marketing share in Q3 ‘22, dropping from 14% in Q3 ‘21 to 5%. Amazon-owned Twitch continues to increase its market share to 72%, holding a steady command of the streaming landscape, while YouTube Gaming grew modestly to 15%, reclaiming its second largest market share position.

●	VTubers (Virtual YouTubers), a term to describe virtual avatars that stream content on platforms like YouTube and Twitch, continue to grow in live streaming now representing 50% of the top female streaming creators in Q3. The top 10 VTubers grew an average of 30% in Q3 2022 as compared to Q2 2022.

●	Gambling live streaming viewership on Twitch hit its peak in Q3 2022. Since, the platform announced a ban on streaming unlicensed gambling sites in the U.S. The ban went into effect in October, and Stream Hatchet will continue to monitor the impact into Q4 2022.

“The collection of this data is extremely valuable as it not only illustrates Stream Hatchet’s ability to provide market leading data across the video game and live-streaming landscape, but also offers marketers, researchers, and analyst actionable insights on how best to reach the 18- to 35-year-old demographic, which continues to be increasingly difficult to reach,” said Eduard Monstserrat, CEO at Stream Hatchet. “As brands strategize on how to connect with this hard-to-reach demographic, they are able to leverage our insights to better understand the top performing streamers and media properties. We power insightful, informed decisions leading to innovation and growth through the aggregation of dynamic, granular data.”

The Video Game Streaming Trends 2022 Third Quarter Report is free to download from: Q3 2022 Live Streaming Report (streamhatchet.com)

About Stream Hatchet

Stream Hatchet is the market leader in live-streaming viewership data analytics for the world’s leading video game streaming platforms. Stream Hatchet provides deep insights to leading brands, creator networks, esports leagues, game publishers, and other businesses measuring the impact of video game live streaming. Stream Hatchet is a wholly-owned subsidiary of Engine Gaming and Media.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ: GAME) (TSXV: GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Company Contact:

Lou Schwartz

647-725-7765

Stream Hatchet PR:

Amanda Brooks

Stream Hatchet

amanda@streamhatchet.com

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us